Exhibit 18

Preferability Letter from PricewaterhouseCoopers LLP

March 13, 2013

Board of Directors

Fuel Systems Solutions, Inc.

780 Third Avenue, 25th floor

New York, NY

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and issued our report thereon dated March 13, 2013. Note 2 to the financial statements describes a change of the Company’s annual goodwill impairment test date from December 31 and May 31 to October 1, which is considered a change in accounting principle. It should be understood that the preferability of one acceptable method of accounting over another for selecting the annual goodwill impairment test has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers LLP